NOTICE OF EXEMPT SOLICITATION

Name of registrant:	Blue Foundry Bancorp

Name of person relying on exemption:	Lawrence B. Seidman

Address of person relying on exemption:	100 Lanidex Plaza, Suite 100 Parsippany, New Jersey 07054

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

LAWRENCE B. SEIDMAN

100 Lanidex Plaza, Suite 100

Parsippany, New Jersey 07054

lseidman@seidman-associates.com

Office 973-952-0405

July 28, 2022

Dear Fellow Shareholders:

I am writing to again urge you to (i) VOTE NO on Blue Foundry Bancorp’s (“BLFY”) 2022 Equity Incentive Plan (the “Plan”), and (ii) WITHOLD with respect to the three (3) Director nominees. Both items are in the Proxy Statement you received for BLFY’s Annual Meeting to be held on August 25, 2022.

Based upon the facts set forth, the Plan should not be approved unless and until the Board and Management can prove that they are capable of earning a reasonable return for shareholders.

In Mr. Nesci’s1 Letter to Shareholders, which is included in the Proxy Statement, he states that “earnings remain challenged in the near term.” It is not disclosed what this terminology means, but it appears to be a synonym for “non-existent” since there have been no operating earnings – specifically, BLFY lost approximately $36.3 million in calendar year 2021 and $31.5 million for calendar year 2020.

1 Mr. Nesci is the President and CEO of BLFY.

BLFY continued its poor financial performance in the second quarter of 2022. BLFY’s net income of $40,000 was achieved by capitalizing approximately $178,000 of expenses which, if expensed, would have created an operating loss. In addition, if the Plan was in effect for the second quarter, it would have created a $1 million expense, further increasing BLFY’s loss. This financial performance proves that approval of the Plan must be delayed until BLFY has earnings to justify the expense of the Plan.

Notwithstanding this track record of losses, the Compensation Committee of the Board awarded Mr. Nesci a 2021 cash incentive bonus of $425,250, which equals over 60% of his 2021 salary, and increased his other compensation by $50,780, which is a 49.5% increase from 2020. If the Plan is approved, Mr. Nesci stands to receive an additional approximate $5.5 million in equity awards. It makes no sense to keep rewarding poor performance.

If the shareholders approve the Plan, each Director will also get a windfall of approximately $900,000 in equity awards. The Compensation Committee, which approved Mr. Nesci’s compensation, will be the same Committee that will establish the performance standards for the Plan. Throughout the Proxy Statement it is claimed the Board is working to create long-term value for shareholders. I do not see how having significant operating losses, excessive cash incentive awards, and a Plan that increases operating expenses, while reducing BLFY’s tangible book value, will create long-term value.

For calendar year 2021 and the first quarter of 2022, the following are comparisons of BLFY to the approximately 234 financial institutions with between $1 and $5 billion in assets: (i) on return on assets, BLFY was 234th out of 234 for calendar year 2021 and 229th out of 234 for the first quarter of 2022, (ii) on return on equity, BLFY was 234th out of 234 for calendar year 2021 and 219th out of 234 for the first quarter of 2022, and (iii) with respect to efficiency ratio, BLFY was 234th out of 234 for both calendar year 2021 and the first quarter of 2022.2 Notwithstanding this extremely poor financial performance, BLFY awarded Mr. Nesci a very substantial bonus and the Board now requests approval of a Plan that will provide Mr. Nesci and the Board with substantial financial rewards for BLFY’s poor financial performance. It is clear that Mr. Nesci’s bonus was unwarranted and so is approval of the Plan at this time. Management and the Board need to prove they can deliver reasonable financial performance before they seek approval for the Plan, and they should also re-think any future bonuses for Mr. Nesci.

2 Source: S&P Global.

Again, please VOTE NO on the Plan and WITHOLD on the three (3) Director nominees.

Thank you for your time in considering this very important matter.

Very truly yours,

/s/ Larry Seidman

Larry Seidman

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.